BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES PROGRESS REPORT ON GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON – May 12, 2005, Bontan Oil & Gas Corporation, a wholly-owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that Keystone Oil Company, the operator, has applied to the state of Louisiana for a drilling permit and expects to obtain the permit within the next 10 days.  This drilling permit is for the initial well on the gas exploration project in eastern Calcasieu Parish, Louisiana, in which Bontan holds a 49% working interest.  All other necessary Calcasieu Parish permits have been approved, and the U.S. Corps of Engineers has judged that the location “is not a wetland location.”  Project management for permitting, location preparation and drilling of the initial 15,300 ft. test, is under contract to Brammer Engineering of Shreveport, La.  Brammer is a widely known operations management company and operates for a broad range of major and independent companies in Louisiana as well as offshore.  In addition to Bontan Oil & Gas, two long time Pittsburgh, Pa. operators hold an interest, as well as smaller interests held by Wadi Petroleum of Houston and companies controlled by several former senior major oil company executives.

Keystone Oil Company based in Dallas, Texas, is the operator for the exploration program and, as such, is responsible for the approval and direction of the Brammer effort on behalf of the working interest owners.  The initial well, Placide Richard et. al. No. 1, scheduled for 15,300 feet total depth, should reach target depth about 60 days after spud.  The zones to be tested by the initial well have a possible reserve of up to   50 BCFE.   The well is expected to be drilled by a major American drilling company under a “turnkey contract”.  This is a fixed price contract which greatly limits the potential risk to participants due to drilling trouble and cost overruns.  Keystone has indicated that if the permit is issued on schedule, drilling should commence mid – June.  Keystone will test several zones of interest and, if successful, additional drilling will follow as rapidly as permits can be obtained.

Mr. Kam Shah, CEO, commented, “We are pleased that we are now in a position to advance the project to the next stage.  The operators have an excellent history of success and much experience in Louisiana.  This is a very exciting time for Bontan as drilling (operated by InterOil Corp. AMEX:IOC) has begun on the Black Bass Prospect in Papua New Guinea and drilling should commence soon on our very exciting gas prospect in Louisiana.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan, through its wholly owned subsidiary Bontan Oil & Gas Corporation, currently holds a 0.75% indirect participation interest in an oil exploration prospect in Papua New Guinea operated by InterOil. In the event that drilling continues and sufficient oil is found for commercialization, InterOil will make a capital call of all interests in amounts to fund the operations.  The Company has the option of either making a capital call contribution on a pro rata basis and thereby convert its IPI into direct working interest or electing to convert its IPI into shares of InterOil at a rate of US$17.75.

Bontan also has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.   Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.